

Mail Stop 3233

August 21, 2017

<u>Via E-mail</u>
Brain R. Dickman
Executive Vice President and
Chief Financial Officer
Seritage Growth Properties
489 Fifth Avenue, 18th Floor
New York, NY 10017

> **Re:** **Seritage Growth Properties**
> **Form 10-K**
> **Filed March 1, 2017**
> **Form 10-Q**
> **Filed August 8, 2017**
> **File No. 001-37420**

Dear Mr. Dickman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended June 30, 2017</u>

1. Please revise future filings to include a discussion of the properties for which Sears Holding, Inc. (Sears) has terminated the leases, including your releasing plans and expected releasing time frame. In your response, please clarify whether all of these properties have been included in your retenenting and redevelopment properties schedule beginning on page 34 and explain your basis for excluding certain properties from this schedule.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities